Calculation of Filing Fee Tables

SC TO-I
(Form Type)

TPG Private Markets Fund

(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$42,963,885.10	$138.10	$5,933.31
Fees Previously Paid	-		-
Total Transaction Valuation	$42,963,885.10
Total Fees Due for Filing			$5,933.31
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$5,933.31